SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          AMENDMENT NO. 1
                                TO
                          SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934


                  OXFORD RESIDENTIAL PROPERTIES I
                        LIMITED PARTNERSHIP
                     (Name of Subject Company)


        Oxford Residential Properties I Limited Partnership
              (Name(s) of Person(s) Filing Statement)


                          Assignee Units
                  (Title of Class of Securities)

                          Not Applicable
               (CUSIP Number of Class of Securities)


                         Robert B. Downing
                       7200 Wisconsin Avenue
                            Suite 1100
                     Bethesda, Maryland  20814
                          (301) 654-3100

              (Name, address and telephone number of
               persons authorized to receive notices
                and communications on behalf of the
                     persons filing statement)


                          With a copy to:

                      Robert B. Robbins, Esq.
                  Shaw Pittman Potts & Trowbridge
                        2300 N Street, N.W.
                      Washington, D.C.  20037
















Item 5.   Persons Retained, Employed or to Be Compensated

     ORP has asked its transfer agent, MMS Escrow & Transfer Agency, Inc., to answer routine telephone inquiries from Unit Holders in connection with the Offer and the Managing General Partner's response to the Offer. The transfer agent will not make solicitations and is authorized to describe only the written recommendations of the Managing General Partner, as set forth in Item 4 above and Exhibit (b)
attached hereto. The transfer agent will receive no compensation for this service, apart from the compensation otherwise received by the transfer agent for the services it regularly performs as transfer agent.




Item 9.   Materials to Be Filed as Exhibits

     (a)  Letter to Unitholders.

     (b)  Response to Potential Unit Holder Questions.

     (c)  Not applicable.




































                             SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    August 19, 1998


                                   OXFORD RESIDENTIAL PROPERTIES I
                                   LIMITED PARTNERSHIP


                                   By:  Oxford Residential
                                        Properties I Corporation
                                        Managing General Partner



                                   By:  /S/ Robert B. Downing
                                      _____________________________
                                      Robert B. Downing
                                      Executive Vice President


































                           EXHIBIT INDEX



Exhibit No.          Description

  (a)(b)     Letter to Unitholders    *
             Responses to Potential Unit
             Holder Questions



















       ____________________________________________________

       *    Previously filed.





























       OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
              MACKENZIE PATTERSON GROUP TENDER OFFER
                          AUGUST 19, 1998

           Responses to Potential Unit Holder Questions


     I'm  calling about the MacKenzie Patterson Group  Tender
Offer I just received in the mail and the letter I received from Oxford advising not to accept the MacKenzie offer.


1.        Q.    I  received  an  offer to purchase  from  the
          MacKenzie Patterson Group- what should I do?

          A. In a recent letter to Unit Holders which you should have received, the MGP recommends that you reject the MacKenzie offer for two reasons: (i) the price is inadequate: it is below net asset value and is reduced by certain distributions, and
          (ii) the value of ORP's portfolio has been increasing and the MGP hopes to capture this value with a future refinancing and/or liquidity transaction. If you do not have a copy of the letter, we can mail you another copy or fax it to you.

2.        Q.   I have questions about the MacKenzie Patterson
          Group tender offer.

          A. You will find the answers in their tender offer materials that were recently mailed to you by ORP's transfer agent.

3.        Q.   The MGP has not provided a recent valuation of
          my ORP Units. Why does it feel the value is higher than MacKenzie's estimate?

          A. Taking into account current property performance, capitalization rates, the physical condition of the properties and the supply/demand factors in the relevant real estate markets, the MGP believes the values are higher today than MacKenzie's estimate.

4.        Q.   What is ORP's net asset value?

          A. Like most real estate partnerships, ORP does not engage in annual valuations of its assets because of the expense of annual appraisals, and, more importantly, because there is no business need for such valuations except in the context of periodic refinancings of ORP's debt. Accordingly, the MGP has not published a specific net asset value for ORP.

5.        Q.    I  have  been  an investor since  the  public
          offering.   What have I received in  benefits  from
          the beginning?

          A. For the period from July 31, 1985 through 1997, a one-unit investor has received total benefits (including cash distributions of $223 and tax benefits of $81 calculated at the maximum rate and assuming that you were subject to the phase-in of the passive loss rules) of approximately $304.

6.        Q.    I've  been  in ORP since the beginning.   How
          much in distributions have I received to date and what will be the distribution level in the future?

          A. The MGP recently increased the semi-annual distribution for the period ended June 30, 1998 to $15 per Unit up from $10 per Unit. Since inception ORP has distributed over $5.6 million, or $223 per Unit. ORP's future liquidity and level of cash distributions are dependent upon the net operating income after debt service, refurbishment expenses and capitalized improvements generated by ORP's four investment properties. We anticipate that, with increasing rental rates, future distributions will either be maintained or increase.

7.        Q.    What  are the recent prices in the  secondary
          market?   How  can I get a list of the  firms  that
          engage in secondary market transactions for ORP?

          A. For the month of May, ORP Units traded at an average sales price of $441 per Unit, however, the average monthly sales price has been as high as $465 per Unit earlier this year. We can give you a list of firms that engage in secondary market transactions, however, no assurance can be given that they are trading Units at any particular time.

8.        Q.    Based upon your most recent Annual Report  it
          appears that the book value of an Unit is only about $246.

          A. Under generally accepted accounting principles, the net book value presented in the financial statements reflects assets at their original acquisition cost, as further reduced by book depreciation, and does not taken into account the current economic value of this real estate.

9.        Q.   The MGP says in its letter that ORP's property
          values are increasing?  Why is this?

          A.    From  1993 to 1997, the net operating  income
          for all of ORP's properties before capital improvements increased by approximately 18%. Coupled with a decline in real estate capitalization rates, the MGP believes the property value has increased due to these factors.

10.       Q.    The ORP properties are at least 20 years  old
          now and seem to be incurring an ever increasing level of PI. Will this continue? How will this affect my investment?

          A. The MGP implemented an aggressive five year property improvement plan which will be completed in 1999. We anticipate that on a per apartment unit basis, property improvement expenses will decrease from current levels at that time. However, no guarantees can be given. The relatively high levels of property improvements should help the properties maintain their competitive position currently and increase their long-term value potential.

11.       Q.    Is there any reason I shouldn't sell my Units
          now?

          A. Yes, based on recent performance, the MGP believes that the value of the underlying properties will continue to improve over time, and that you will realize the greatest return by holding your Units. The MGP is contemplating numerous alternatives to capture this value and enhance the liquidity of the Units for the benefit of Unit holders.

12.       Q.    If  I  sell my Units now, what  are  the  tax
          consequences?

          A. Because each investor may have a different tax basis for his/her Units and other tax attributes, this question is difficult to answer. However, a hypothetical investor admitted in September 1985, with an adjusted tax basis of $44 per Unit, would realize $381 of gain for federal income tax purposes based on a sales price of $425 per Unit. While most of this gain would be capital in nature, three different tax rates apply now due to recent changes in the federal tax laws. Also, the amount of gain could be effectively offset by other tax attributes of the investor, such as passive loss carryovers, including those available from this investment, and capital loss carryovers. Due to the complexity of these calculations, you should consult your personal tax advisor.

13.       Q.    What's  the debt coverage on these properties
          and  when  do their loans mature?  Are you planning
          on   refinancing  them  before  maturity  to   take
          advantage of favorable interest rates now?

          A. The aggregate debt service coverage ratio for the four properties was approximately 1.24 for 1997 and is forecasted to be approximately 1.46 in 1998. The debt matures in January 2004, although the debt is prepayable subject to payment of penalties that decline over time. The MGP is currently examining refinancing alternatives. The MGP will keep Unit Holders apprised of any developments.

14.       Q.   What is the future of this investment?

          A. The value of ORP's portfolio has been increasing rapidly in recent years. The MGP hopes to capture this increased value with a future refinancing and/or liquidity transaction, such as a REIT or stock exchange listing.

15.       Q.    I  already sold my units to ORP for $332  per
          Unit.  Can I get out of it and sell to MacKenzie?

          A. No. Your transaction was irrevocable, and it occurred prior to the MacKenzie offer.

16.       Q.   Why doesn't ORP sell the properties and return
          the investors' capital?

          A. Among other reasons, the properties are continuing to experience significant operating improvements as they participate in the general real estate recovery, with concomitant increases in value. In addition, a refinancing or liquidity transaction may be more beneficial than a sale of the properties, depending on the circumstances at the time.

17.       Q.   What price is ORP willing to pay for my Units?

          A.    ORP has not established any purchase price  .
          You can make an offer to ORP, and ORP will respond.
          ORP has acquired Units at prevailing market prices.

18.       Q.    Why  should  I  sell to ORP  rather  than  to
          MacKenzie Patterson?

          A. We are not suggesting that you sell to ORP. The MGP is saying (i) that the MacKenzie offer is too low, (ii) that you are likely to receive a better return if you hold, (iii) that if you wish to sell your Units, you may receive a better price in the secondary market, and (iv) that you may also wish to make an offer to ORP, which is willing to consider offers to sell Units. It is anticipated that ORP would respond quickly to any such offers and, if accepted, ORP would close immediately.

19.       Q.   Does the MGP plan to take ORP public?

          A.   ORP was formed as a specified asset investment
          vehicle.     The    MGP   is   exploring    various
          alternatives, such as the use of a real estate investment trust.

20.       Q.    What is Oxford's ownership and why is  Oxford
          holding these Units?

          A. An affiliate of the MGP currently owns approximately 20.5% of the Units, which it acquired several years ago. This affiliate has elected not to sell its Units at this price for the reasons set forth in the letter from the MGP.

21.       Q.   If I decide to hold these units as you suggest
          and  MacKenzie is successful how will it affect me?
          What does MacKenzie hope to do with these units?

          A. It is hard to predict what impact a purchase by MacKenzie may have on your Units. Their stated intent is to hold the Units for investment purposes. Even a purchase of all the Units they seek would not cause a change of control of ORP.